EXHIBIT 99.1

The Bezeq Era
Investors presentation, November 2013

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

BCOM’s Profile

▪ B Communications Ltd. (TASE and Nasdaq: “BCOM”) is a telecommunications-oriented holding company which is a subsidiary of Internet Gold.
▪ BCOM holds the controlling interest (approximately 30.95%) in Bezeq, The Israel
 Telecommunication Corp. (“Bezeq”), Israel’s largest telecommunications provider
 (TASE: BZEQ).
▪ As of September 30, 2013 BCOM’s NAV(*) is NIS 2.8 billion and its market cap is NIS 2 billion. As of November 7, 2013 BCOM’s NAV(*) is NIS 2.8 billion and its market cap. is
 2.2 billion.
▪ BCOM decreased its debt from NIS 5.3 billion as of the date it acquired its controlling interest in Bezeq (in April 2010) to just NIS 2.7 billion as of September 30, 2013.
▪ On November 7, 2013 BCOM declared its first ever cash dividend in the amount of NIS
 102 million.
(*) NAV is defined as value of BCOM's shares according to Bezeq market cap less BCOM's net debt, based on Bezeq stock price as of September 30, 2013

4

• Founded in 1979
• One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
• Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
• Solid financial base and strategic partnerships ensure the strong backing necessary to accelerate growth
• Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
YES - D.B.S. Satellite
Services (1998) Ltd.
Walla Shops
Space
Communications Ltd.
Satcom Sys Ltd.
Satlink
Communications Ltd.
Traded on TASE
«
«
Traded on NASDAQ
Internet Gold
Golden Lines Ltd.
Bezeq
B Communications
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Communications
«
«
«
«
Walla
«
Eurocom Real
Estate Ltd.
E.G.R.E. Ltd.
Real Estate
«
Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Pilat Media
Global Plc.
Investments &
 Finance
Pointer
Telocation
«
«
«
«
«
EITAG Ltd.
Eurocom Group Overview
Traded on TASE and AIM
«

b·com group

eurocom group

	Relative strength	Company within the group
Internet access	●	bezeq
Internet Services	●	Bezeq International
Internet VAS residential	●	Bezeq International
Internet business	●	bezeq
e-Advertising	●	walla!
e-Commerce	●	וואלה! שופס
Date Services	●	bezeq
ILD	●	Bezeq International
Fixed telephony	●	bezeq
Mobile	●	pelephone
Multi channel TV	●	yes.
Telecom & consumer electronics.	●	NOKIA Connecting People; Panasonic ideas for life
Satellite services	●	AMOS; GILAT; SatLink

Eurocom: Israel’s Largest
Communications Footprint

b·com group

Shaul Elovitch

Founder & Chairman

Over 30 years experience building leading communications businesses and other major investments businesses

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 11 major transactions
 • 2 IPOs - IGLD and BCOM
 • 10 bond issues
Doron Turgeman
CEO since 2011 & CFO from 2001 till 2011
19 years experience in management
17 years experience in communications
BCOM - Experienced, Disciplined Leadership

«
«
Chairman of the board of directors of Bezeq and it’s subsidiaries

- Continuous organic growth
- Restructure of IGLD into a holding company owning Smile Communications and Smile Media
- Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
- Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)

- Continuous organic growth
- Crystallization of the strategy to become a leader in the Israeli telecom market
- Preparation for the next major M&A transaction while examining several opportunities
- Sale of legacy 012 Smile.Communications assets
- Acquisition of the controlling interest in Bezeq - Israel's telecom market leader

Key Milestones for BCOM
From small entrepreneurial business
to large holding company

 • Internet emerges as a major commercial service
 • IGLD decides to focus on ISP activities
 • Expansion into content and Value-Added Services
 • Successful listing on NASDAQ (IGLD) (TASE dual listing 2005)
1995
To
2000
2000
to
2007
 • Israeli telecom market commences privatization process
 • Eurocom participates in the privatization process and forms a corporate vehicle for that purpose
 • Goal: to become one of Israel’s leading telecom service providers
2007
to
2009
1992
to
1995
2009
to
2013
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through September 2013, BCOM repaid ~ NIS 2.6 billion of the debt incurred to fund its April 2010 acquisition of the controlling interest in Bezeq.

b·com group

~69%
bezeq
bezeq
pelephone
bezeq on line
Bezeq International
yes.

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~79%
~68%
~31%
Walla!
100%
100%
100%
~50%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV (DTH)
Internet
portal
Free float
~21%
Free float
Free float
~32%
~100%
Private
• M.cap (Mil. NIS) - 760
• NAV(**) (Mil. NIS) - 1,060
• Net debt (Mil. NIS) - 786
• Net debt / EBITDA - 4.85
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 2
• NAV (**) (Bil. NIS) - 2.76
• Net debt (Bil. NIS) - 2.7
• Net debt / EBITDA - 3.99
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 17.7
• TTM EV/EBITDA - 6.0
• Net debt / EBITDA - 1.97
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
* All figures and ratios are as of September 30, 2013.
** NAV is defined as value of BCOM's shares according to Bezeq market cap less BCOM's net debt, based on Bezeq stock price as of Sep 30,
2013

Bezeq
Overview

b-com group

bezeq
bezeq
Bezeq International
pelephone
yes.
bezeq on line
walla!

Bezeq: Israel’s Most Comprehensive Communications
Infrastructure and Service Provider
Level B
Level B
Fixed-Line
Fixed-line, broadband
infrastructure, data com
2012 Rev.
  NIS
4.63bn
2012 EBITDA
 NIS
2.68bn
Bezeq Int’l
ILD, ISP,
enterprise solutions
2012 Rev.
 NIS
1.34bn
2012 EBITDA
 NIS
355mm
Pelephone
Mobile telephony
and data
2012 Rev.
  NIS
4.47bn
2012 EBITDA
 NIS
1.42bn
yes
Pay-TV
(DTH)
2012 Rev.
  NIS
1.64bn
2012 EBITDA
 NIS
501mm
Bezeq on line
Call centre
services
100%
100%
100%
49.8%¹
100%
Listed on TASE
Bezeq Group
2012 Rev. NIS 10.28bn
2012 EBITDA  NIS 4.47bn
«
¹ 50.2% held by Eurocom. Following a Supreme Court decision which prevents Bezeq from acquiring control of yes, as of
 August 21, 2009, Bezeq ceased consolidating yes’ s financial results and began accounting for its investment in yes according to the equity method
Walla!
Internet portal
e - Commerce
e - Advertising
100%

11,987
11,373
10,278
2010
2011
2012

43.0%
40.8%
43.5%
5,153
4,637
4,471
2010
2011
2012

Net income attributable to shareholders

2,443
2,066
1,858
2010
2011
2012

Free cash flow *

2,207
1,549
2,779
2010
2011
2012

Revenues
EBITDA
Source : Bezeq’s press release
2008 and 2009 figures do not consolidate YES results
* Free cash flow is defined as free cash flows from operating activities less net capex paymants
Bezeq’s Results
(NIS Millions)

b·com group

bezeq

NISmm	Fiscal year ending December 31 2010A	2011A	2012A	CAGR 10–12
Revenue	5,263	4,648	4,630	*-6.21%*
% growth	*-0.8%*	*-11.7%*	*-0.4%*	
EBITDA	2,733	2,346	2,689	*-0.81%*
% margin	*51.9%*	*50.5%*	*58.1%*	
Capex, net	900	937	658	*-14.49%*
% of rev.	*17.1%*	*20.2%*	*14.2%*	
FCF[1]	1,240	1,169	1,351	*4.38%*
% of rev.	*23.6%*	*25.2%*	*29.2%*	

NGN
Next Generation Network

pelephone

NISmm	Fiscal year ending December 31 2010A	2011A	2012A	CAGR 10–12
Revenue	5,732	5,548	4,468	*-11.71%*
% growth	*6.6%*	*-3.2%*	*-19.5%*	
EBITDA	1,984	1,921	1,423	*-15.31%*
% margin	*34.6%*	*34.6%*	*31.8%*	
Capex, net	397	382	381	*-2.04%*
% of rev.	*6.9%*	*6.9%*	*8.5%*	
FCF[1]	822	418	1,347	*28.01%*
% of rev.	*14.3%*	*7.5%*	*30.1%*	

HIGH SPEED GSM+
HSPA

Bezeq International

NISmm	Fiscal year ending December 31 2010A	2011A	2012A	CAGR 10–12
Revenue	1,380	1,354	1,340	*-1.46%*
% growth	*4.7%*	*-1.9%*	*-1.0%*	
EBITDA	414	350	355	*-7.40%*
% margin	*30.0%*	*25.8%*	*26.5%*	
Capex, net	180	288	173	*-1.96%*
% of rev.	*13.0%*	*21.3%*	*12.9%*	
FCF[1]	110	(44)	99	*-5.13%*
% of rev.	*8.0%*	*-3.2%*	*7.4%*

Bezeq Overview
Level B
Bezeq Fixed-Line
Fixed-line, broadband infrastructure, data com
Bezeq International
ILD, ISP, enterprise solutions
Pelephone
Mobile telephony and data
 • Most advanced communications network
 in Israel.
 • FTTC, all IP, infrastructure for consumer
 and business customers.
 • 99% of Israeli households covered.
 • Leading broadband Internet service in
 Israel Approximately 39% Internet
 market share.
 • Israel’s largest data center.
 • New high- speed submarine cable
 system deployed between Israel and
 Europe.
 • Increasing bandwidth at affordable
 rates.
 • 2.7 million cellular customers
 • HSPA (High Access Packet Speed)
 cellular technology offering 3.75 G
 speed.
 • Essential to accessing higher value
 segments of the market.
 • Strong platform for rising smartphone
 demand and advanced data services.
1 Free cash flow is defined as cash flows from operating activities less net payments for investments

10.4%
15.8%
8.1%
12.0%
12.8%
16.7%
26.4%
16.0%
A2006
A2007
A2008
A2009
A2010
A2011
A2012
A2013

Bezeq’s Dividend Policy
distribution of 100% of its after-tax profit on a semi-annual basis
Dividend Yield from 2006 to 2013
Source: Bezeq
¹ Based on the sum of regular and special dividends paid during the fiscal year divided by Bezeq’s market cap as of December 31.
• Based on its ownership interest, BCOM will
 receive ~ 31% of Bezeq’s annual dividends
• Since 2006, Bezeq has paid over NIS 20.7
 billion (US$ 5.8 billion) in dividends
• Bezeq has paid all six equal special
 dividend payments which were declared by
 the Board of Directors and approved by
 the Israeli Court. The special dividend of
 NIS 3 billion in aggregate was paid on a
 semi-annual basis from 2011 to 2013.

Dividend yield (%)¹

BCOM's Unconsolidated Balance Sheet Data*
As of September 30, 2013

	NIS millions
Short term liabilities	587
Long term liabilities	3,482
Total liabilities	**4,069**
Cash and cash equivalents	1,359
Total net debt	**2,710**

* Does not include the balance sheet of Bezeq.

BCOM’s Cash Position
As of September 30, 2013, BCOM’s unconsolidated cash and cash equivalents totaled NIS 1.36 billion, its unconsolidated total debt was NIS 4.07 billion, and its net debt totaled NIS 2.7 billion.

Improving Financial Position
Through Modifications of Financing Agreement with a
Consortium of Israeli Banks
On November 2013 BCOM signed an amendment to its financing agreement with a consortium of Israeli banks led by Bank Hapoalim, thereby modifying the agreement it used to finance the purchase of its controlling interest in Bezeq.
The modifications are expected to immediately improve BCOM’s financial position by gradually decreasing the amount of repayments due through the end of 2016 and increasing the reserves available for distribution and other uses.
The update includes the following elements:
▪ Permits early repayment of NIS 400 million of the bank debt from which NIS 300 million will repay a loan tranche that is repaid semi-annually and NIS 100 million will repay a bullet loan tranche, both bearing floating interest.
▪ Decreases mandatory bank debt repayments by approximately NIS 150 million per year from approximately NIS 480 million per year to approximately NIS 330 million per year during 2014 to
     2016.

The update includes the following elements (cont’d):
▪ Permits B Communications (SP2) Ltd. , BCOM’s wholly-owned subsidiary that holds Bezeq shares, to distribute a dividend totaling NIS 250 million by November 10, 2013.
▪ Revises existing covenants to allow SP2 to distribute up to 75% of the reserves that it accumulates.
▪ Replaces the NIS 79 million "phantom option" liability that was scheduled to be repaid in three annual payments with a bullet loan that is scheduled to be repaid in one payment in 2017.
Improving Financial Position
Through Modifications of Financing Agreement with a
Consortium of Israeli Banks

b·com group

Proforma Net Financial Debt as of September 30, 2013

After early repayment

	NIS Millions			
	BCOM*	SPC1	SPC2	BCOM + SPC's
Gross financial debt	894	560	2,126	3,580
Cash and cash equivalents	556	43	339	938
Net financial debt	**338**	**517**	**1,787**	**2,642**

* Not including Bezeq shares (~1%) held directly by BCOM valued at ~ NIS 190 million as of November 7, 2013.

Proforma Net Financial Debt

Dividend distribution

▪ On November 7, 2013, BCOM's board of directors declared a cash dividend in the amount of NIS 3.41 per share, and in the aggregate amount of approximately NIS
 102 million (approximately $ 0.97 per share and approximately $ 29 million in the aggregate, based on the representative rate of exchange on November 6, 2013).
▪ The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day on the NASDAQ Global Market on November 18, 2013. The
 payment date will be December 3, 2013.
▪ The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on
 November 18, 2013).

700
600
500
400
300
200
100
0
194
3
19
29
143
497
2
39
117
60
279
495
39
114
60
282
667
39
282
61
285
2013
2014
2015
2016
Consortium of banks led by Bank Hapoalim - Semi annual installments
Consortium of banks led by Bank Hapoalim - Bullet loans
Debentures
Migdal Insurance Group
Other

Projection of Future Debt Repayment
(NIS millions)

• All amounts include future estimated interest payments

Bond Series	BCOM - A	BCOM - B
Par Value Outstanding (NIS Millions)	153	706
Coupon (%)	4.75	6.5
YTM (Yield to Maturity %)	1.01	4.02
Duration (Years)	1.3	3.50
Maturity	Mar 15, 2016	Mar 31, 2019
Avg. volume (NIS thousands)	540	1,500
Linkage	CPI	-
Par Value	125.02	100.75
Market price	131	109.74
% of Par Value	104.8%	108.9%
52 Week High	131.9	109.8
52 Week Low	114.1	82.1

* As of November 7, 2013

The following are the general principal covenants for immediate repayment under the Deed of Trust (relevant only to Series
B):
▪ In the event that Eurocom Communications Ltd. does not hold (direct or indirect) control of BCOM
▪ In the event that BCOM does not hold (direct or indirect) control or a controlling block of Bezeq

▪ In the event that BCOM performs an effective expansion of the bond series (Series B) and as a result, the company rating for these bonds downgraded
▪ Non-convertible bonds
▪ The bonds are unsecured
▪ Holders of series A bonds have negative pledge
▪ Holders of series B bonds have no legal collateral or any
 encumbrance
▪ Listed on TASE
BCOM’s Bonds Overview
Key terms of Series A & B bonds:
A & B bonds details:

b·com group

	September 30, 2013	
	Liquidity Reserves	
	Bezeq	BCOM
	NIS Millions	
Cash and cash equivalents	300	713
Marketable securities	956	646
Total Liquidity reserves	**1,256**	**1,359**
Gross financial debt as of September 30, 2013	9,838	4,069
Net financial debt as of September 30, 2013	8,582	2,710
Proportional TTM EBITDA as of September 30, 2013	4,348	1,346
Proportional Net debt - IGLD Group as of September 30, 2013	2,660	5,370
Proportional Net debt / TTM EBITDA as of September 30, 2013	1.97	3.99
Bezeq's Market Cap. *	17,671	5,468
EV/EBITDA *	6.0	
Estimated NAV *		2,758
Consolidated LTV Ration		50%

* Based on Bezeq's stock price as of September 30, 2013.

Group’s Net Debt to EBITDA Build-Up

10,000
8,000
6,000
4,000
2,000
0
(2,000)
(4,000)
(6,000)
4,432
1,816
210
2,672
April-10
July-10
October-10
January-11
April-11
July-11
October-11
January-12
April-12
July-12
October-12
January-13
April-13
July-13
October-13
Value of BCOM's share in Bezeq
BCOM's Net Debt
BCOM's NAV
BCOM's Market Cap

BCOM’s NAV Vs Market Cap
* NAV is defined as value of BCOM's shares according to Bezeq market cap less BCOM's net debt, based on
 Bezeq stock price as of Sep 30, 2013

Depreciation & amortization of
assets acquired and liabilities assumed as part of the
Bezeq acquisition

▪ As a result of the Bezeq acquisition, BCOM assigned fair value to the assets acquired and liabilities assumed using the acquisition method.
▪ The difference between the book value and the fair value of those assets and liabilities was recognized as an asset or liability in BCOM’s consolidated balance sheet at the date of the Bezeq acquisition.
▪ The assets and liabilities recognized are depreciated in accordance with relevant accounting principles over their estimated useful life.
▪ From April 14, 2010, the date of the Bezeq acquisition, until September 30, 2013,
 BCOM depreciated approximately 57% of the net value of the assets and liabilities recognized.
▪ Looking forward BCOM expects the depreciation run rate to decrease each year.

Introducing the Bezeq Era
Thank you